FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  December 2003

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact:	Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA AND ANDRX ANNOUNCE COLLABORATION ON GENERIC ORAL CONTRACEPTIVE PRODUCTS

Jerusalem, Israel, December 10, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Andrx Corporation (Nasdaq: ADRX) jointly announced today that they have entered into a strategic collaboration to develop and market generic oral contraceptive pharmaceutical products.

Under the terms of the agreement, Teva will receive exclusive marketing rights in the U.S. and Canada to Andrx`s line of generic oral contraceptive products currently pending regulatory approval.  Andrx will be responsible for all formulations, U.S. regulatory submissions, and manufacturing of products covered under the agreement. Financial terms were not disclosed.

The agreement also provides Teva with an option to acquire similar marketing rights in the U.S. and Canada to additional oral contraceptive products that are currently in development but have not yet been submitted for regulatory approval as well as other future oral contraceptive products that the parties agree upon.

Larry Rosenthal, Andrx Pharmaceuticals, Inc.`s President said, "Andrx is very pleased to be working with Teva, one of the premier generic companies, in this unique marketplace, and believes that this collaboration will enhance the marketability of our oral contraceptive product line thereby increasing Andrx`s overall profitability."

Israel Makov, Teva`s President and CEO commented: "We are pleased to be partnering with Andrx, which has made a significant commitment to the development of oral contraceptive products including the construction of a specialized manufacturing area.  This agreement is a natural extension of our strategy of market leadership, which enables us to offer our customers the most extensive portfolio of affordable, generic pharmaceuticals."

Richard Lane, Andrx Corporation's CEO added, "This Agreement reflects Andrx's strength in formulation technology and our commitment to using that capability to optimize the market opportunity for each of our formulations, whether alone or through partners, such as Teva, who can create additional value through their extensive product line."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Andrx Corporation develops and commercializes: bioequivalent versions of controlled-release brand name pharmaceuticals, using its proprietary drug delivery technologies; bioequivalent versions of specialty, niche and immediate-release pharmaceutical products, including oral contraceptives; and brand name or proprietary controlled-release formulations of existing immediate-release or controlled-release drugs where it believes the application of Andrx`s drug delivery technologies may improve the efficacy or other characteristics of those products. Andrx also has distribution operations, which purchase primarily generic pharmaceuticals manufactured by third parties and sell them primarily to independent pharmacies, pharmacy chains which do not maintain their own central warehousing facilities, pharmacy buying groups and, to a lesser extent, physicians` offices.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: December 11 , 2003